Exhibit 99.5

CONSENT OF EXPERT

September 30, 2024

Caledonia Mining Corporation Plc

United States Securities and Exchange Commission Ladies and Gentlemen:

Re: Caledonia Mining Corporation Plc (the “Company”)

I, Craig Harvey, do hereby consent to:

(1)

the inclusion in this Amendment No. 1 on Form 6-K/A of references to my name in connection with the scientific and technical information contained in Company’s amended Management Discussion & Analysis for the six months ended June 30, 2024 (the “Technical Information”) filed with the United States Securities and Exchange Commission (the “SEC”);

(2)

the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s Registration Statement on Form F-3 (No. 333-281436), and any amendments thereto, filed with the SEC.

By: /s/ Craig Harvey Craig Harvey